CVRx, Inc.

9201 West Broadway Avenue

Suite 650

Minneapolis, Minnesota 55445

November 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVRx, Inc.
Registration Statement on Form S-3
File No. 333-268183

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of CVRx, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on November 15, 2022, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Ben A. Stacke, Esq., of Faegre Drinker Biddle & Reath LLP at (612) 766-6836. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CVRX, INC.

By:	/s/ Jared Oasheim
Jared Oasheim
Chief Financial Officer

cc: Nadim Yared, President and Chief Executive Officer, CVRx, Inc.

Amy C. Seidel, Esq., Faegre Drinker Biddle & Reath LLP

Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP

Ilir Mujalovic, Esq., Shearman & Sterling LLP